VIA EDGAR

Mr Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549
USA

1 October 2010

Dear Mr Spirgel

Re:       British Telecommunications plc
Form 20-F for the fiscal year ended March 31, 2010
Filed May 26, 2010
File Number 2-94004

The following responds to your comments and requests for supplemental information as set forth in your comment letter dated September 17, 2010 of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding BT’s response letter dated September 2, 2010. For ease of review, the headings and page numbers below correspond to the headings set forth in the letter of September 17, 2010.  The Staff’s comments are highlighted in bold and italics below followed by British Telecommunications plc’s (the “company”, the “group” and/or “BT’s”) responses. All page numbers in our responses correspond to the page numbers in the Form 20-F for the fiscal year ended March 31, 2010 (the “Form 20-F”).

Form 20-F for the fiscal year ended March 31, 2010

Consolidated Financial Statements

(i)	Basis of preparation and presentation of the financial statements Compliance with applicable law and IFRS
Presentation of specific items, page 33

1.
We note your response to comments six and seven from our letter dated August 5, 2010. Your disclosure states that “Specific Items” relate to items that are “one-off” or “unusual”. However, your most recent response seems to provide other reasons for separating items such as restructuring charges and business disposals among others. If you continue to adjust for such items, please revise your disclosure in future filings to more accurately explain your reasons for including each item in “Specific Items” and refrain from characterizing them as “one-off” or “unusual”. Please provide us with your proposed revised disclosure as a response to this comment.

Response:

The company notes the Staff’s comments and in response, the following revised disclosure concerning the presentation of specific items will be included in future filings:

“Presentation of specific items

The group’s income statement and segmental analysis separately identify results before specific items. Specific items are those that in management’s judgement need to be disclosed by virtue of their size, nature or incidence. This is consistent with the way that financial performance is measured by management and reported to the Board and Operating Committee of BT Group plc and assists in providing a meaningful analysis of the trading results of the group. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. Furthermore, the group considers a columnar presentation to be appropriate as it improves the clarity of the presentation and is consistent with the way that financial performance is measured by management and presented to the Board and Operating Committee of BT Group plc. Specific items may not be comparable to similarly titled measures used by other companies. Transactions considered to give rise to specific items include disposals of businesses and investments, business restructuring programmes, asset impairments, property rationalisation programmes, net interest on defined benefit arrangements and the settlement of multiple tax years in a single settlement. Specific items for the current and prior years are disclosed in note ●.”

2.
We further note from your response your statement that this presentation is consistent with paragraph 86 of IAS 1 ‘Presentation of Financial Statements’ which states that “because the effects of an entity’s various activities, transaction and other events differ in frequency, potential for gain or loss and predictability, disclosing the components of financial performance assists users in understanding the financial performance achieved and in making projections of future financial performance.” As currently presented, in note 5 of your financial statements, it appears that you have selected specific items or adjustments that have the impact of increasing a number of your line items in a positive manner, ie. your “results before specific items” column shows higher operating profits and profits for each year presented. Tell us how you considered any gains or income items that would be similar in nature, ie. specific items that would be considered one-off or unusual in nature, that could have a negative impact on your “results before specific items” and tell us why such gain or income items were not adjusted.

Response:

As noted in our response to the Staff’s comments above, our definition of specific items include disposals of business and investments which can result in either a gain or loss on disposal, and are disclosed separately within specific items. Also included is the settlement of multiple tax years in a single settlement, which may also result in a gain or loss. As disclosed in note 5 on page 51, we recognised a credit of £230m in 2010 relating to the agreement of substantially all outstanding tax matters relating to the 2006, 2007 and 2008 tax years. The same quantitative and qualitative factors are considered in assessing whether an item should be disclosed separately as a specific item, irrespective of whether such an item is a net gain or expense.

Note 29. Retirement benefit plans...page 72

3.
We note your response to comment nine from our letter dated August 5, 2010. Please disclose that you use the nominal discount rates for your retirement benefit plans. In addition, disclose the reasons you are presenting the real discount rates as stated in your response.

Response:

The company notes the Staff’s response. In future filings we will disclose that the nominal discount rate is used to discount our retirement benefit obligations and also the reasons why we present the real discount rates as stated in our previous response.

In connection with our response to your comments the company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding our responses please call me at +44 20 7356 5134 or Glyn Parry, Director of Group Financial Control at +44 20 7356 4742.

Yours sincerely

/s/ Tony Chanmugam
Principal Financial Officer
British Telecommunications plc

Copies to:

British Telecommunications plc
Glyn Parry

PricewaterhouseCoopers LLP
Philip Rivett

Freshfields Bruckhaus Deringer LLP
Sarah Murphy